                                     Ching-Sang Hong

                                     c/o Andrew Chien

                                     USChina Taiwan Inc.

                                     665 Ellsworth Avenue

                                     New Haven, CT 06511

VIA Edgar

September 7, 2010

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3010

Washington, DC 20549-7010

Re:  USChina Taiwan Inc. (the "Company")

Registration Statement of Form S-1

File number: 333-165526

Attention:   Phil Rothenberg

             Sonia Barros

Dear Sir:

     In the attached revised references, we list both the old and revised paragraphs. In the revised paragraphs, the bold, italics and underlined words indicating there was some changes including deleting words between them.

Sincerely Yours,

/s/Ching-Sang Hong

 President

                          Revised  References

1.

Answer: In notes 5(page 63 ), we already pointed

" Ching-Sang Hong, President of the Company, deposited $5,985 on May 25, 2010 as part of his free-of-interests loan to support the company for operation."

We further add as :" deposited $5,985 cash in the bank account on May 25, 2010..."

2. Risk Factors 3 ( Page 8. )

Old.

"Although our sole officer (director), Mr. Hong had been employed by a public company - City Networks, Inc as a Vice President, he has no formal training in financial accounting and disclosures of a public company. Such lack of experience may impair our ability to maintain effective internal controls over financial reporting and disclosure controls and procedures, which may result in material misstatements to our financial statements and an inability to provide accurate financial information to our stockholders. Consequently, our operations, future earnings and ultimate financial success could suffer irreparable harm due to his ultimate lack of experience with public companies and their reporting requirements in general. Further information please refer to Page 27, paragraph, "Company Organization and Principles"."

Revised

"Our sole officer (director), Mr. Hong has no formal training in financial accounting and disclosures of a public company. He is neither a USA certified public accountant, nor a security attorney.  There is no guarantee that he will be able to adequately prepare our financial statement in accordance of USA GAAP or satisfy SEC reporting and disclosure requirement. Consequently, our operations, future earnings and ultimate financial success could suffer irreparable harm due to his ultimate lack of experience with public companies and their reporting requirements in general. Further information please refer to Page 27, paragraph, "Company Organization and Principles."

3 .. Risk Factor 5 (page 9)

Old:

" Mr. Hong's limited financial capability also may cause his unable to even honor all his financial commitment with the Company, and eventually to cease the operation of our Company, and cause you to lose all your investment. "

Revised:

" Mr. Hong's limited financial capability also may cause his unable to even honor all his financial commitment with the Company, and eventually to cease the operation of our Company, and cause you to lose all your investment.

Further information please refer to above Risk Factor 3 and the paragraph of Page 27 : "Company Organization and Principles."

Selling Shareholders (page 17)

4 ..

Old

" The shares should be registered for the effectiveness of the spin-off and our company going public (refer paragraph Why Spin-off of Page 24). "

Revised

" The shares should be registered for our company going public (refer paragraph Why Spin-off of Page 24). "

On Page 26 ,it also revised:

Old

" The spin-off closed on March 15, 2010 and we filed S-1 of USChina Taiwan on March 17, 2010. The effectiveness of this spinoff and the going public for USChina Taiwan should wait after the effective of this registration statement, and this is because USChina spin-off “restricted securities," and it hasn't held those securities for two years. "

Revised

" The spin-off closed on March 15, 2010. For USChina Taiwan going public, we initiated this S-1 on March 17, 2010, as amendment, because USChina spin-off “restricted securities," and those securities haven't been held for two years. "

5-9 Comments :

Following paragraph fully deleted (page 22):

" Mr. Hong worked with quite a few public listed companies as clients or as suppliers. As above-mentioned he was international Vice President of City Networks, Inc., which quoted in OTCBB, then in January 2004 was once AMEX listed, and he was in charge of dealing with attorneys and accounting firms regarding investors’ relationship and pubic affairs there. His job responsibilities included monitoring the process of auditing and SEC filings, such as to discuss, or review the company’s news releases, 8K and periodical financial statements and to arrange time schedule and budget control in auditing. "

Following paragraph also deleted (page 29):

" Mr. Hong had been employed as an international Vice President of City Networks, Inc., once AMEX listed company. "

As shown above, relative words in Risk Factor 3 (page 8)also deleted.

Old

" Company's Organization and Principles

Our company only has an officer: Mr. Hong and he is our treasurer and chief accounting officer, CFO as well as President and CEO; and he has some knowledge and experience about the GAAP accounting, and Regulation S-K. In 1984 when he studied MBA in Sul Ross University for one year, he successfully finished an accounting course, and he managed, including accounting his private business, and he reviewed the financial statement and SEC filings of a public company City Networks, Inc, when he was employed as a vice president there. However, he is neither a CPA, nor a security lawyer, and there is no guarantee that his accounting practice for our company would fully follow GAAP, and his disclosure fully following Regulation S-K. However, as a develop stage company with limited financial resources, we concentrate our attention to reduce the overhead expenses, and generate revenue now, and we will plan to hire an outside CFO with CPA qualification, and to hire a security lawyer as our regular counsel in the future as our business becomes affordable. Our decision is in compliance with Nevada Revise Status 78.138 2(b):

"Counsel, public accountants, ...as to matters reasonably believed to be within the preparer’s or presenter’s professional or expert competence",

which didn't require a counsel being a security lawyer or a public accountant being a CPA .. We feel, according to Mr. Hong's knowledge of GAAP and Regulation

S-K, plus the relatively small working amount of our accounting and reporting requirement, it is proper to have Mr. Hong acting as our treasurer and chief accounting officer, CFO as well as President, CEO at this time, and we didn't find any evidence that Mr. Hong's accounting practice, and his disclosure in SEC filings have any wrongdoing to undermine his qualification as our only officer.

The company will emphasize the control procedure to satisfy GAAP and Regulation S-K. Due to the nature of one person's organization, the control procedure is a series of steps on Mr. Hong's self-disciplines, including regularly self-study to update his knowledge on GAAP, Regulation S-K and other SEC rules, and consistently self-checking whether or not the accounting method following the principles of GAAP such as the historical cost principle, revenue recognization principles, match principle and full disclosure principle. When Mr. Hong has questions, he will plan to contact outside experienced accounting counsels or security lawyers to get help, even to arrange contract with outside counsels when it is necessary. At this stage, we don't have any contracted outside accounting counsel, or security lawyer except Andrew Chien acting as our SEC file agency. However, even in this Amendment filing, Andrew Chien, under the instruction from Mr. Hong, contacted a security lawyer located in California for some help. "

Revised

" Company's Organization and Principles

Our company only has an officer: Mr. Hong, who is our treasurer and chief accounting officer, CFO as well as President and CEO; and he has some knowledge and experience about the GAAP accounting, and Regulation S-K. Before he finished the Master Degree in Computer Science in Sul Ross University in 1987, he took MBA i n 1984 for one yea r, and successfully finished an accounting course (note: he didn't finish the MBA program ). Later he managed, including accounting his private business. However, he is neither a CPA, nor a security attorney, and there is no guarantee that his accounting practice for our company would fully follow GAAP, and his disclosure fully following Regulation S-K. However, as a develop stage company with limited financial resources, we concentrate our attention to reduce the overhead expenses, and generate revenue now, and we will plan to hire an outside CFO with CPA qualification, and to hire a security attorney as our regular counsel in the future as our business becomes affordable. Our decision is in compliance with Nevada Revise Status 78.138 2(b):

"Counsel, public accountants, ...as to matters reasonably believed to be within the preparer’s or presenter’s professional or expert competence",

which didn't require a counsel being a security attorney or a public accountant being a CPA .. We feel, according to Mr. Hong's knowledge of GAAP and Regulation S-K, plus the relatively small working amount of our accounting and reporting requirement, it is proper to have Mr. Hong acting as our treasurer and chief accounting officer, CFO as well as President, CEO at this time, and we didn't find any evidence that Mr. Hong's accounting practice, and his disclosure in SEC filings have any wrongdoing to undermine his qualification as our only officer.

In the meantime, we are aware that one officer, compared with one group of people working together, has more difficulties to manage a public company, especially for Mr. Hong , who is taking care of several businesses simultaneously. This is because even if one person has extensive knowledge in many areas, it was very hard for him to develop his skills in multi areas at the same time compared with one area's professionals due to the lack of working time, experience and skill in every area. And we will further emphasize the existing limited communication between Mr. Hong and outside to make remedy. For example, at current stage w e will make communication between Mr. Hong and outside counsel(s) to discuss the associated SEC reporting requirement before our business executing any big development .. As for accounting issue, we will strictly obey the rules, spend more time and make double-check of the accuracy, and ask outside public independent accountant to review every quarter report s and auditing our annual report following Article 8 of S-X. As business developed, we will also consider hir ing an outside accounting firm to do regular accounting first before we fire a CPA as our CFO.

We are aware that a public company has high standard for the GAAP and SEC reporting requirement.In order to satisfy GAAP and Regulation S-K , we need the control procedure : consisting of a series of steps on Mr. Hong's self-disciplines, including regularly self-study to update his knowledge on GAAP, Regulation S-K and other SEC rules, and consistently self-checking whether or not the accounting method following the principles of GAAP such as the historical cost principle, revenue recognization principles, match principle and full disclosure principle, and regularly contacting with outside professional services. When Mr. Hong has questions, he will do his best to contact outside experienced accounting counsels or security attorneys to get help, even to arrange contr acts when it is necessary. At this stage, we don't have any contracted outside accounting counsel, or security attorney except Andrew Chien acting as our SEC file agency (Andrew Chien is not an attorney) .. However, even in the process of amending S-1 filings, Andrew Chien, under the instruction from Mr. Hong, once contacted a security attorney located in California for some help. "

Target Market, page 30

10 ..

old

" We will analyze and control our weakness to comply with all laws and rules. One weakness is that we don't have any independent directors to monitor our work. We will overcome the weakness by enhancing our manager's work ethics. For example, Mr. Hong by enhancing his moral will power, made decision to work thirty hours free for the company per week until the company has positive cash flow. Although it is legal to compensate Mr. Hong's service now by issuing the company's debt or stock, it will definitely hurt shareholders' value. Mr. Hong's decision is to put the benefits of the company in a whole above his own, which will be continued, he said, by his honor and ethics consideration rather than the monitoring results of other persons. "

Revised

" We will analyze and control our weakness to comply with all laws and rules. One weakness is that we don't have any independent directors to monitor our work. We will overcome the weakness by enhancing our manager's work ethics. For example, Mr. Hong by enhancing his moral will power, made decision to work thirty hours free for the company per week until the company has positive cash flow. Although it is legal to compensate Mr. Hong's service now by issuing the company's debt or stock, it will definitely hurt shareholders' value. Mr. Hong's decision is to put the benefits of the company in a whole above his own, which will be continued, he said, by his honor and ethics consideration.

However, this is a temporary measure for the develop stage company, as the company business developed in the future, Mr. Hong will hire outside independent directors to build a good monitor system for a well-run company. "

Target Market P.31

11.

Old

"When we operated overseas, we also must keep in mind the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder. We also are aware that we are not the Investment Company as defined in Section 3 a.1, of the Investment Company Act of 1940, under the assumption that we may be possible to accept some of our potential customers' stock as compensation. To accept stock as compensation, if it happens, will be a compelled decision and we will not have any incentive to engage in investing, reinvesting or trading in securities, and we will not allow the hold securities to pass 40% of the value of our total assets."

Revised

"When we operated overseas, we also must keep in mind the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder.

As primarily found in the marketing research, we may be possible to accept some of our potential customers' stock as compensation. If in the future we are compelled to do that, we must be aware our company not being the Investment Company as defined in Section 3 a.1, of the Investment Company Act of 1940 (the "Investment Company Act"). If we required to register as an invest company, our ability to conduct our business could be materially adversely affected and we will not be able to execute our business strategy. The Investment Company Act contains substantive legal requirements that regulate the manner in which Investment Companies are permitted to conduct their business activities. If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activit ies ~~y~~ may be restricted, which would materially adversely affect our business, financial condition and results of operations. In addition, our contract , if there were any, would be voidable and a court could appoint a receiver to take control of and liquidate our business.

In order not to be regulated as an investment company under the Investment Company Act, unless we can qualify for an exemption, we must ensure that we are engaged primarily in a business other than investing, reinvesting, owning, holding or trading in securities (as defined in the Investment Company Act) and that we do not own or acquire "investing securities" having a value exceeding 40% of the value of our total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis. The SEC has adopted Rule 3a-1 that provides an exemption from registration as an investment company if a company meets both an asset and an income test and is not otherwise primarily engaged   in an investment company business by, among other things, holding itself out to the public as such or by taking controlling interests in companies with a view to realize profits through subsequent sales of these interests. A company satisfies the assets test of Rule 3a-1 if it has no more than 45% of the value of total assets (adjusted to exclude U.S. Government securities and cash) in the form of securities other than interests in majority-owned subsidiaries and companies which it primarily and actively controlled. A company satisfies the income test of Rule 3a-1 if it has derived no more than 45% of its net income for its last four fiscal quarters combined from securities other than interests in majority-owned subsidiaries and primarily controlled companies."

Financial Statements for the Quarter Ended on June 30,2010, page 52

12.

Answer: All relative dates changed to December 18, 2009 which is the same as that shown in Nevada State website.

13. The number corrected.

14. Revised.

15. Revised.

16. Old

"..with the rules and regulations of SEC to Form 10-K and Article 8 of Regulation S-X."

Revised
"..with the rules and regulations of SEC to Form 10-Q and Article 8 of Regulation S-X."